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                                                                    Exhibit 99.2

                [AQUILA GAS PIPELINE CORPORATION LETTERHEAD]




                                 April 22, 1999


Dear Shareholder:

         As you know, on April 9, 1999, UtiliCorp United Inc., the 82% shareholder of Aquila Gas Pipeline Corporation, commenced a tender offer to acquire for $8.00 per share in cash all of the outstanding shares of common stock of the Company that it does not currently own (the "Offer").

         As you may also know, three of the members of the Company's Board of Directors are also affiliates of UtiliCorp. Because a majority of the Company's Board is affiliated with UtiliCorp, the Board has determined that the Company will express no position and will remain neutral with respect to the Offer.

         The enclosed Solicitation/Recommendation Statement on Schedule 14D-9, which was filed today with the Securities and Exchange Commission, describes the Company's position with respect to the Offer and contains other information relating to the Company, UtiliCorp and the Offer. Although the Company is not expressing a position and is remaining neutral with respect to the Offer, the Company's Board has encouraged the directors of the Company who are unaffiliated with UtiliCorp to include in the Schedule 14D-9 any information, recommendation or other statement that they deem necessary or appropriate to assist you in determining whether to accept the Offer. Accordingly, Messrs. Jon
L. Mosle, Jr. and Gary L. Downey, the directors of the Company who are not affiliated with UtiliCorp and who have been serving as a Special Committee appointed with respect to a possible UtiliCorp stock purchase, have advised the Company that it is their recommendation that shareholders reject the Offer and not tender their shares. The Schedule 14D-9 contains information as to the reasons for that position.

         Because the Company is not making a recommendation with respect to the Offer, you must make your own decision as to the adequacy, fairness and acceptability of the Offer in the manner in which you wish. The Company's Board strongly urges you to make your decision based on all of the information available to you and, to that end, to read the enclosed materials carefully and in their entirety.

         For your information, the Company will publish quarterly financial results on May 3, 1999. Shareholders should consider that information in making a decision on whether to tender shares.

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                                       Sincerely,



                                       /s/ F. Joseph Becraft
                                       F. Joseph Becraft
                                       President and Chief Executive Officer

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